Exhibit 99.1

Mountain Province Diamonds Begins Kennady North Winter Exploration Program

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Feb. 27, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces that the winter exploration program at their Kennady North Project has begun. The Kennady North Project encompasses 67,164 hectares of prospective claims and leases that are directly adjacent to the Gahcho Kue Mine and are 100%-held by the Company. The winter program will focus on drill-testing several combined indicator and geophysical targets located west and southwest of the Hearne kimberlite, which is part of the Gahcho Kue Mine. The drilling program plans for 2,000 meters of drilling to test the exploration targets.

In the latter half of 2018, the Company compiled all the in-house data acquired since the start of the Kennady North Project into a user-friendly GIS format. Proprietary data relevant to the Kennady North Project was also acquired from GGL Resources Inc. through a lease and one-time cash payment. The combined database was then linked to a recently-completed glacial mapping and sampling program that incorporated a LIDAR survey of the project area. The resulting product was a glacial till ranking scheme that could be combined with geophysical data to generate target areas for follow-up sampling and drilling. Several of these target areas are the focus of exploration in 2019.

Vice President of Exploration for Mountain Province Dr. Tom McCandless comments, "In addition to the successful advancement of the Kelvin and Faraday Kimberlites, we are very pleased to have completed the compilation of all the regional exploration data into a consolidated database which will provide the basis for all future work on our wholly owned properties near the GK Mine. We have also augmented our database with new interpretations of the surficial geology in order to prioritize all historical, as well as newly acquired data."

The Company has also completed the caustic fusion recovery of microdiamonds from core recovered in drilling programs conducted on Faraday 2 in 2017 and 2018. The drilling programs extended the Faraday 2 kimberlite by over 150 metres to the northwest. Geologic modeling of this northwest extension has confirmed that lithologies identified in the upper portion of Faraday 2 are also present in the extension. Images of the Faraday 2 kimberlite that include the northwest extension are available on the Company website. The microdiamond results generated 10.4 carats of commercial-sized diamonds, and are summarized in the table below.

Faraday 2 Northwest Extension - Microdiamond Results

Sample Weight (Dry Tonnes)	Number and Weights of Diamonds according to Sieve Size Fraction (mm)											Total Diamonds	Total Carats (+0.85mm)
	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360	+3.350
	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350	-4.750
2.101	3645	2197	1441	908	481	279	146	90	19	8	4	9218	10.4

Drill core from the northwest extension was shipped to SRC (Saskatoon, SK) for caustic fusion recovery of microdiamonds. SRC has conducted all of the caustic fusion analyses for the Kennady North Project and is an ISO/IEC 17025 accredited laboratory for caustic fusion analyses.

President and Chief Executive Officer for Mountain Province Stuart Brown commented: "Our microdiamond results from the northwest extension of Faraday 2 are excellent but not unexpected, as kimberlites within the Kelvin-Faraday corridor exhibit a remarkable consistency of grade across internal lithologies. Our early indications are that the inclusion of the northwest extension into Faraday 2 will contribute substantially to the value of this resource within our Kennady portfolio."

The microdiamond results will be incorporated into an updated resource estimate for Faraday 2 that will be completed in the coming weeks. Drilling of select exploration targets is expected to start in early March.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kue diamond mine located in Canada's Northwest Territories.  Gahcho Kue is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kue Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed by Dr. Tom McCandless, Ph.D, P.Geo., Vice President Exploration for Mountain Province and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2019/27/c4769.html

%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:30e 27-FEB-19